mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, Ct. 06854

Mr. Kevin L. Vaughn
Accounting Branch Chief
Securities and Exchange Commisssion
Washington, D.C. 20549

February 6, 2013

RE:	mPhase Technologies, Inc. Form 10K for the Fiscal Year Ended June 30, 2012 Filed September 24, 2012 File No. 0-30202

Dear Mr. Vaughan:

In response to your letter of February 4, 2013 to Mr. Ron Durando, we are filing herewith an Amendment to the above-referenced Form 10K as follows:

1.	We have amended page 64 to comply with the proper language of Item 308(a)(3) of Rule SK to provide a statement that our internal controls over financial reporting is effective.

2.	We have corrected the signatures on page 121 to have as signatories the Chief Financial Officer and each member of the Board of Directors.

The Company acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/ Martin Smiley Martin Smiley EVP, CFO and General Counsel